ANIMAS RESOURCES LTD.                                      TSX.V: ANI

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#410 – 325 Howe St., Vancouver, BC Canada V6C 1Z7   Tel: 604-687-6197   Fax: 604-688-3392

Animas Terminates Golden Arrow Option and

Provides Project Updates

VANCOUVER, BRITISH COLUMBIA--(Marketwire - March 21, 2011) - Animas Resources Ltd (TSX VENTURE:ANI - News; "Animas") has terminated the Mining Option Agreement for the Golden Arrow property in Nye County, Nevada effective March 11, 2011. Animas completed a detailed review of the geology, geophysics, geochemistry, and drilling results, and, determined that the remaining potential at the Golden Arrow property does not meet Animas' business criteria for new discovery.

Animas tested certain areas of the project for gold mineralization in the fall of 2010. Other areas of the project may still be prospective for expansion of the known resources and new discoveries at Golden Arrow, but Animas has determined that they do not meet Animas' size criteria. As such, the Company terminated its Mining Option Agreement on the Golden Arrow property dated March 30, 2010 with Nevada Sunrise Gold Corp. ("Nevada Sunrise") and Intor Resources Corporation.

Project Updates

Animas is continuing with the Kinsley Mountain earn-in joint venture with Nevada Sunrise and is planning for an early spring program of selective follow-up soil and rock sampling looking for evidence of leakage from favorable host rocks and environments that are capped by less reactive overlaying dolomite units. The extensive geochemical data at Kinsley Mountain is being reprocessed in light of evolving ideas on the style of gold mineralization in eastern Nevada.

Animas is also continuing to evaluate options for the El Tigre molybdenum discovery at Santa Gertrudis and has allowed site visits by qualified parties to review the gold resources and near surface potential at Santa Gertrudis.

The Ariel prospect in Sonora, Mexico is also under review by a qualified third party. Animas is also currently reviewing certain specific quality precious metal prospects in Mexico.

Animas's team is focused on making valuable mineral discoveries through detailed analytical work which leads to new interpretations and ideas before drill testing targets, and the team continues to review projects with the potential for significant valuable mineral deposits.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District's Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

Gregory E. McKelvey, President & Director

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Gregory E. McKelvey

Animas Resources Ltd.

President & Director

604-687-6197

604-688-3392 (FAX)

www.animasresources.com